UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

GOLDEN ENTERTAINMENT, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

381013 10 1

(CUSIP Number)

Blake L. Sartini

c/o Golden Entertainment, Inc.

6595 S. Jones Blvd.

Las Vegas, NV 89118

Telephone: (702) 893-7777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 381013 10 1
(1)	Name of reporting person: Blake L. Sartini
(2)	Check the appropriate box if a member of group (see instructions): (a) ☒ (b) ☐
(3)	SEC use only:
(4)	Source of funds: OO, AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: United States of America
Number of	(7)	Sole voting power: 0
shares beneficially owned by	(8)	Shared voting power: 6,292,887 (1)
each reporting person	(9)	Sole dispositive power: 0
with:	(10)	Shared dispositive power: 6,292,887 (1)
(11)	Aggregate amount beneficially owned by each reporting person: 6,292,887
(12)	Check if the aggregate amount in Row (11) excludes certain shares: ☐
(13)	Percent of class represented by amount in Row (11): 22.9%
(14)	Type of reporting person: IN

(1)

Blake L. Sartini and his wife, Delise F. Sartini, are Co-Trustees of The Blake L. Sartini and Delise F. Sartini Family Trust (the “Trust”). As a Co-Trustee of the Trust, Mr. Sartini is deemed to beneficially own the Shares held by the Trust.

CUSIP No.: 381013 10 1
(1)	Name of reporting person: Delise F. Sartini
(2)	Check the appropriate box if a member of group (see instructions): (a) ☒ (b) ☐
(3)	SEC use only:
(4)	Source of funds: OO, AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: United States of America
Number of	(7)	Sole voting power: 0
shares beneficially owned by	(8)	Shared voting power: 6,292,887 (1)
each reporting person	(9)	Sole dispositive power: 0
with:	(10)	Shared dispositive power: 6,292,887 (1)
(11)	Aggregate amount beneficially owned by each reporting person: 6,292,887
(12)	Check if the aggregate amount in Row (11) excludes certain shares: ☐
(13)	Percent of class represented by amount in Row (11): 22.9%
(14)	Type of reporting person: IN

(1)	Delise F. Sartini and her husband, Blake L. Sartini, are Co-Trustees of the Trust. As a Co-Trustee of the Trust, Ms. Sartini is deemed to beneficially own the Shares held by the Trust.

CUSIP No.: 381013 10 1
(1)	Names of reporting persons: The Blake L. Sartini and Delise F. Sartini Family Trust
(2)	Check the appropriate box if a member of group (see instructions): (a) ☒ (b) ☐
(3)	SEC use only:
(4)	Source of funds: OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Nevada
Number of	(7)	Sole voting power: 0
shares beneficially owned by	(8)	Shared voting power: 6,292,887 (1)
each reporting person	(9)	Sole dispositive power: 0
with:	(10)	Shared dispositive power: 6,292,887 (1)
(11)	Aggregate amount beneficially owned by each reporting person: 6,292,887
(12)	Check if the aggregate amount in Row (11) excludes certain shares: ☐
(13)	Percent of class represented by amount in Row (11): 22.9%
(14)	Type of reporting person: OO

(1)	Blake L. Sartini and his wife, Delise F. Sartini, are Co-Trustees of the Trust.

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Golden Entertainment, Inc., a Minnesota corporation (the “Issuer”).  This Amendment No. 4 is being filed jointly by Blake L. Sartini (“Mr. Sartini”), Delise F. Sartini (“Ms. Sartini”) and The Blake L. Sartini and Delise F. Sartini Family Trust (the “Trust”) to remove D’Oro Holdings, LLC (“D’Oro”) as a joint filer under the Schedule 13D and to amend and supplement the Items of the Schedule 13D set forth below.  Mr. Sartini, Ms. Sartini and the Trust are each referred to herein as a “Reporting Person” and together are referred to as the “Reporting Persons.”

The Schedule 13D is hereby amended as follows:

Item 2.Identity and Background

The information contained in Item 2 of Schedule 13D is hereby amended and supplemented by adding the following information:

(a)The Reporting Persons had previously entered into a Shareholders’ Agreement (as defined and described in Item 6 of the Schedule 13D), as a result of which, the Reporting Persons were deemed to have formed a group (the “Group”) with (i) Mr. Lyle A. Berman (“Mr. Berman”) and certain entities affiliated with Mr. Berman (collectively with Mr. Berman, the “Berman Entities”), (ii) certain other shareholders of the Issuer comprising trusts affiliated with another director of the Issuer (such trusts, collectively with the Berman Entities, the “Existing Shareholders”) and (iii) D’Oro.  The Reporting Persons expressly disclaimed beneficial ownership in the shares of Common Stock deemed to be held by the Group except to the extent that the Reporting Persons had a pecuniary interest therein, and the filing of the Schedule 13D, as amended, shall not be construed as an admission that any Reporting Person beneficially owned shares held by any other member of the Group.  On July 31, 2018, the Shareholders’ Agreement expired in accordance with its terms, and accordingly the Reporting Persons are no longer deemed to be part of a Group with any of the Existing Shareholders or D’Oro.

Item 4.Purpose of Transaction

The information contained in Item 4 of Schedule 13D is hereby amended and supplemented by adding the following information:

As previously reported, on March 14, 2018, the Issuer’s Compensation Committee granted Mr. Sartini time-based and performance-based restricted stock units (“RSUs”) under the Golden Entertainment, Inc. 2015 Incentive Award Plan (the “2015 Plan”). Mr. Sartini was granted time-based RSUs with respect to 43,890 shares of Common Stock under the 2015 Plan, which time-based RSUs will vest over three years in equal installments on each anniversary of the date of grant, subject to Mr. Sartini’s continued employment through such vesting date. The time-based RSUs will be eligible for accelerated vesting on the terms described in Mr. Sartini’s employment agreement with the Issuer. The number of performance-based RSUs that will be eligible to vest will be determined based on the Issuer’s attainment of performance goals set (or to be set) by the Compensation Committee for each of 2018 and 2019. The percentage achievement for each year relative to the performance objective for such year will be averaged at the end of the two-year period and applied to the “target” number of performance-based RSUs granted to Mr. Sartini of 43,890 shares of Common Stock. The performance goals set for 2018 for purposes of the performance-based RSUs are based on the Issuer’s attainment of adjusted EBITDA targets, with “threshold,” “target” and “maximum” objectives established for each year. At “threshold” performance, 50% of the “target” number of RSUs will be eligible to vest, at “target” performance, 100% of the “target” number of RSUs will be eligible to vest, and at “maximum” performance, 200% of the “target” number of RSUs will be eligible to vest, with linear interpolation applied between performance levels. The average achievement percentage determined for the two-year period will be subject to a reduction of 15% if the Issuer’s average ratio of net debt-to-adjusted EBITDA for 2018 and 2019 exceeds a maximum ratio set by the Compensation Committee. Following the two-year performance period, the number of “vesting eligible” performance-based RSUs will then be subject to one additional year of time-based vesting and will vest on March 14, 2021 (the third anniversary of the date of grant), subject to Mr. Sartini’s continued employment through such vesting date.

Except as set forth in the Schedule 13D and this Amendment No. 4, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.Interest in Securities of the Issuer

The information contained in Item 5 of Schedule 13D is hereby amended and restated as follows:

(a)The aggregate percentages of Common Stock reported that are owned by the Reporting Persons are based upon 27,511,996 shares of Common Stock outstanding as of August 6, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 filed with the Securities and Exchange Commission on August 8, 2018.

Mr. Sartini and Ms. Sartini, as Co-Trustees of the Trust, each are deemed to beneficially own the 6,292,887 shares of Common Stock that are owned by the Trust, constituting approximately 22.9% of the Common Stock outstanding.  As described in Item 4 of the

Schedule 13D and this Amendment No. 4, the Issuer’s Compensation Committee has granted Mr. Sartini: (i) stock options to purchase an aggregate of 904,000 shares of Common Stock under the 2015 Plan, (ii) time-based RSUs with respect to 43,890 shares of Common Stock under the 2015 Plan, (iii) performance-based RSUs with respect to 26,911 shares of Common Stock under the 2015 Plan, and (iv) additional performance-based RSUs under the 2015 Plan with a “target” number of RSUs of 43,890 shares of Common Stock.

(b)Mr. Sartini, Ms. Sartini and the Trust each have shared voting and shared dispositive power with respect to all of the shares of Common Stock owned by the Trust.

(c)Except as otherwise described in the Schedule 13D and this Amendment No. 4, the Reporting Persons have not effected any transactions in the Common Stock or other equity securities of the Issuer during the last 60 days.

(d)No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the beneficially owned Common Stock.

(e)Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 6 of Schedule 13D is hereby amended and supplemented by adding the following information:

The information included in Item 4 above is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
Exhibit No.	Description	Method of Filing
99.1	Joint Filing Agreement, dated August 22, 2018, by and among The Blake L. Sartini and Delise F. Sartini Family Trust, Blake L. Sartini, Delise F. Sartini.	Attached hereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2018	The Blake L. Sartini and Delise F. Sartini Family Trust

/s/ BLAKE L. SARTINI
Name: Blake L. Sartini
Title: Co-Trustee

/s/ DELISE F. SARTINI
Name: Delise F. Sartini
Title: Co-Trustee

Individuals

/s/ BLAKE L. SARTINI
Name: Blake L. Sartini

/s/ DELISE F. SARTINI
Name: Delise F. Sartini